HAND & HAND

A PROFESSIONAL CORPORATION

24351 PASTO ROAD, SUITE B

DANA POINT, CALIFORNIA 92629

TELEPHONE (949) 489-2400

FACSIMILE (949) 489-0034

E-MAIL: Jehu@jehu.com



January 8, 2007

VIA FEDERAL EXPRESS

Office of Small Business Policy
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

>Re: *Form 1-A Offering Statement, filed November 22, 2006, File number 024-10160*
>*QualSec*
>*Common Stock Offering*

Dear Sirs and Mesdames:

I am writing you in an attempt to ascertain the status of this offering. I received a call from a Cathy Baker in the first part of December informing me that she would be reviewing the offering statement and that we should expect comments about 21 days after filing. I have not received any comments to date. Perhaps comments were sent and were lost in the mail. I have written Ms. Baker on December 22, 2006 and received no reply. The personnel office has directed me to a Martha Cathy Baker, but I have not received a return telephone call from her. I have also not received any response from other telephone calls placed to your office nor to the Office of Emerging Growth Companies.

The issuer is anxious to know whether the staff is going to review the offering statement and if so what time frame is realistic so that it may consider its options to obtain financing. I would appreciate getting an answer one way or the other.

Very truly yours,



Jehu Hand

JH:kp